FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.
Name and Address of Reporting Person* Rector John H	2. Issuer Name and Ticker or Trading Symbol ELST			Relationship of Reporting Person to Issuer (Check all Applicable) __X___ Director _______ 10% Owner ______ Officer (give _______ Other title (Specify below) below)
(Last) (First) (Middle) 2317 Ferndale	3. IRS Identification Number of Reporting Person at an entity (Voluntary)		4. Statement for (Month/Year) 12/1999
(Street) Richland WA 99352			5. If Amendment; Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) _X__Form Filed by One Reporting Person ____Form Filed by more than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficial- ly Owned at end of Issuers Fiscal Year Instr. 3 & 4)	6. Owner-ship Forum Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene-ficial Owner-ship (Instr. 4)
			Amount	(A) or (D)	Price
COMMON						3,000	D

*If the form is filed by more that one Reporting Person see Instruction 4(b)(v).

FORM 5

(Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conver-sion or Exercise Price of Deriva-tive Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3,4 & 5)		6. Date Exercisable and Expiration Date (Month Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of De riva- tive secu rity (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner-ship of Deriva- tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene-ficial Owner-ship (Instr. 4)
						Date Exercisable	Expiration Date	Title	Amount of Number of Shares
				(A)	(D)
OPTIONS						2/7/97	2/7/00	Common	25,000	$0.28	25,000	D
OPTIONS						2/6/98	2/5/01	Common	25,000	$0.41	25,000	D
OPTIONS						2/12/99	2/11/02	Common	25,000	$0.44	25,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ John Rector February 11, 2000

__________________________________ ___________

** Signature of Reporting Person Date